MEXICAN STOCK  EXCHANGE
SIFIC / ICS
STOCK  EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
ANNEX 1 DIRECTOR REPORT


     ICA REPORTS UNAUDITED FIRST QUARTER 2003 RESULTS

     MEXICO CITY, APRIL 28, 2003 EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. (BMV AND NYSE: ICA), THE LARGEST ENGINEERING, CONSTRUCTION, AND PROCUREMENT COMPANY IN MEXICO, ANNOUNCED TODAY ITS UNAUDITED CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2003.

     ICA NOTED THE FOLLOWING HIGHLIGHTS:

     ? ICA RECORDED FIRST QUARTER REVENUE OF PS. 1,891 MILLION AND AN OPERATING PROFIT OF PS. 47 MILLION.

     o ICAs CONSOLIDATED BACKLOG AS OF MARCH 31, 2003 WAS PS. 14,346 MILLION, EQUIVALENT TO 27 MONTHS OF WORK AT FIRST QUARTER LEVELS, AND IS ALMOST THREE TIMES THE LEVEL AT THE END OF 2002.

     o NEW CONTRACTS AND CONTRACT EXTENSIONS FOR PS. 10,382 MILLION WERE OBTAINED DURING THE FIRST QUARTER, INCLUDING THE EL CAJON HYDROELECTRIC PROJECT (PS. 8,052 MILLION) AND THE CHINCOTEPEC OIL FIELD DEVELOPMENT (PS. 1,336 MILLION).

     o TOTAL DEBT AS OF THE END OF THE FIRST QUARTER OF 2003 FELL PS. 553 MILLION, OR 10 PERCENT, COMPARED TO THE SAME PERIOD OF 2002. DURING THE QUARTER, US$ 96.3 MILLION OF THE CONVERTIBLE BOND, WHICH MATURES IN MARCH 2004, WAS RECLASSIFIED FROM LONG TO SHORT-TERM.

     o DIVESTMENT OF NON-STRATEGIC ASSETS WAS PS. 61MILLION DURING THE FIRST QUARTER.

     o GENERAL AND ADMINISTRATIVE EXPENSE FELL 24 PERCENT IN THE FIRST QUARTER, COMPARED TO THE SAME PERIOD OF 2002.

     o THE EL CAJON PROJECT REQUIRES THE USE OF CASH RESOURCES AND THE PLEDGING OF ASSETS AS COLLATERAL TO SECURE PERFORMANCE BONDS AND TO OBTAIN CONSTRUCTION FINANCING. THIS WILL REDUCE ICAs CASH AND ASSETS AVAILABLE FOR DISPOSITION AND STRAIN ITS LIQUIDITY IN THE SHORT TERM.

     ICA RECORDED A NET LOSS OF MAJORITY INTEREST OF PS. 262 MILLION IN THE FIRST QUARTER OF 2003, COMPARED TO A LOSS OF PS. 59 MILLION IN THE SAME PERIOD OF 2002.


       CONSOLIDATED RESULTS
       FIRST QUARTER 2003

       (PS. MILLION)               1Q2002   1Q2003   CHANGE (%)
       REVENUES                     1,966    1,891    (4)
       OPERATING PROFIT                41       47    16
         OPERATING MARGIN             2.1%     2.5%
       EBITDA                         117      133    14
         EBITDA MARGIN                5.9%     7.0%
       NET INCOME (LOSS)
       OF MAJORITY INTEREST           (59)    (262)   N.M.
       EARNINGS PER SHARE(PS.)      (0.10)   (0.42)   N.M.

         N.M. = NOT MEANINGFUL

     ICA RECORDED FIRST QUARTER REVENUE OF PS. 1,891 MILLION, 4 PERCENT BELOW THE FIRST QUARTER 2002 LEVEL. DURING THE FIRST QUARTER, REVENUE FROM PROJECTS IN MEXICO REPRESENTED 66 PERCENT OF TOTAL REVENUE, WHILE REVENUE IN FOREIGN CURRENCY, PRINCIPALLY IN DOLLARS, ACCOUNTED FOR 67 PERCENT OF TOTAL REVENUE.

     COST OF SALES DURING THE QUARTER WAS PS. 1,655 MILLION, 1 PERCENT BELOW THE PS. 1,678 MILLION REGISTERED DURING THE SAME PERIOD OF LAST YEAR.

     GENERAL AND ADMINISTRATIVE EXPENSES IN THE FIRST QUARTER OF 2003 DECREASED 24 PERCENT TO PS. 189 MILLION, FROM PS. 248 MILLION IN THE SAME PERIOD OF 2002. THE REDUCTION REFLECTS THE ONGOING RESTRUCTURING OF THE COMPANY, AND IN PARTICULAR THE REDUCTION IN ADMINISTRATIVE AND TECHNICAL HEADCOUNT.

     OPERATING INCOME IN THE FIRST QUARTER OF 2003 WAS PS. 47 MILLION, COMPARED TO PS. 41 MILLION DURING THE SAME QUARTER OF 2002.

     EBITDA GENERATED IN THE FIRST QUARTER OF 2003 WAS PS. 133 MILLION, EQUIVALENT TO A MARGIN OF 7 PERCENT. EBITDA IS CALCULATED AS OPERATING EARNINGS PLUS DEPRECIATION AND AMORTIZATION EXPENSE; EBITDA IS NOT AN INDICATOR OF FREE CASH FLOW GENERATION.

     THE INTEGRAL FINANCING COST IN THE FIRST QUARTER OF 2003 WAS PS. 117 MILLION, COMPARED TO PS. 65 MILLION RECORDED IN THE FIRST QUARTER OF LAST YEAR, AND CONSISTED OF THE FOLLOWING:

       (PS. MILLION)               1Q2002   1Q2003
       INTEREST (INCOME)            (48)    (42)
       INTEREST EXPENSE              131    146
       EXCHANGE (GAIN) LOSS           11     33
       MONETARY (GAIN)               (30)   (21)
       INTEGRAL FINANCING COST        65    117

     THE  INCREASE  IN  INTEREST  EXPENSE  RESULTED  PRINCIPALLY  FROM A  HIGHER
WEIGHTED AVERAGE INTEREST RATE, WHICH OFFSET A LOWER LEVEL OF DEBT. THIS PRIMARILY REFLECTS THE REFINANCING OPERATION CONCLUDED IN THE FOURTH QUARTER OF 2002. THE PROCEEDS OF A 10-YEAR PESO LOAN, WHICH HAS A STEP-UP INTEREST RATE THAT BEGINS AT 14.5 PERCENT, FINANCED THE REPURCHASE AND CANCELLATION OF US$
70.8 MILLION OF THE CONVERTIBLE BOND, WHICH HAD A FIXED INTEREST RATE OF 5 PERCENT. INCLUDED IN INTEREST EXPENSE FOR THE 2003 PERIOD IS PS. 8 MILLION OF FINANCIAL COSTS FOR NON-BANK DEBT. THE WEIGHTED AVERAGE INTEREST RATE WAS 11.7 PERCENT IN THE FIRST QUARTER OF 2003 COMPARED TO 9.2 PERCENT DURING THE FIRST QUARTER OF 2002.

     INTEREST INCOME DECREASED AS A RESULT OF LOWER LEVEL OF CASH AND CASH EQUIVALENTS. IN ADDITION, THERE WAS AN INCREASE IN THE EXCHANGE LOSS, AND A LOWER MONETARY GAIN.

     OTHER FINANCIAL OPERATIONS RECORDED A LOSS OF PS. 23 MILLION DURING THE FIRST QUARTER, WHICH REFLECTED LOSSES ON SALE OF FIXED ASSETS, MACHINERY AND REAL ESTATE. THE RESULT ALSO INCLUDES EMPLOYEE SEVERANCE PAYMENTS OF PS. 8 MILLION.

     THE TAX  PROVISION  IN THE FIRST  QUARTER OF 2002 WAS PS. 110  MILLION,  OF
WHICH PS. 107 MILLION CORRESPONDS TO DEFERRED TAXES AND PS. 3 MILLION TO STATUTORY PROFIT SHARING.

     ICA RECORDED A FIRST QUARTER LOSS OF PS. 47 MILLION FROM ITS PARTICIPATION IN UNCONSOLIDATED AFFILIATES, INCLUDING ITS PARTICIPATION IN THE CARUACHI HYDROELECTRIC PROJECT AND AUCOVEN, THE CONCESSIONAIRE FOR THE CARACAS-LA GUAIRA HIGHWAY, BOTH IN VENEZUELA; THE CENTRAL NORTH AIRPORT GROUP (THROUGH ITS OPERATING COMPANY SETA); AND THE ENVIRONMENTAL SERVICES COMPANY CIMA. AS A RESULT OF THE IMPOSITION OF EXCHANGE CONTROLS IN VENEZUELA, ICA DECONSOLIDATED AUCOVEN IN THE FIRST QUARTER.

     ICA RECORDED A NET LOSS OF MAJORITY INTEREST OF PS. 262 MILLION IN THE FIRST QUARTER OF 2003, EQUIVALENT TO A LOSS OF PS. 0.42 PER SHARE (US$ 0.40 PER
ADS) BASED ON 621.56 MILLION WEIGHTED AVERAGE SHARES OUTSTANDING. THIS COMPARES WITH A NET LOSS OF MAJORITY INTEREST OF PS. 59 MILLION, OR PS. 0.10 PER SHARE (US$ 0.09 PER ADS) RECORDED IN THE FIRST QUARTER OF 2002, BASED ON A WEIGHTED AVERAGE OF 621.56 MILLION SHARES OUTSTANDING.

        SEGMENT RESULTS

       SEGMENT RESULTS ARE SHOWN IN THE FOLLOWING TABLE:

       (PS. MILLION)                1Q2002  1Q2003   CHANGE (%)
       CIVIL CONSTRUCTION
           REVENUES                 287     318      11
           OPERATING PROFIT         16      7
       INDUSTRIAL CONSTRUCTION
           REVENUES        921      852     (8)
           OPERATING PROFIT         24      10
       CPC-RODIO
           REVENUES        268      419     56
           OPERATING PROFIT         (6)     17
       OTHER SEGMENTS
           REVENUES        490      302     (38)
           OPERATING PROFIT         6       12
       N.M. = NOT MEANINGFUL

     THE PROJECTS THAT CONTRIBUTED MOST TO CONSTRUCTION REVENUES WERE: THE SANTA MARTHA ACATITLA PRISON IN MEXICO CITY AND THE CHIAPAS BRIDGE (CIVIL CONSTRUCTION); THE ALTAMIRA III AND IV POWER PLANTS, THE MEXICALI POWER PLANT, AND THE CADEREYTA AND POZA RICA PEMEX PROJECTS (INDUSTRIAL CONSTRUCTION); AND RODIOs PROJECTS IN PORTUGAL AND SPAIN (CPC-RODIO).

     CIVIL CONSTRUCTION REVENUES ROSE, REFLECTING THE COMMENCEMENT OF WORK ON SEVERAL PROJECTS CONTRACTED IN PRIOR QUARTERS. OPERATING RESULT IN THE SEGMENT REFLECTED THE COMPETITIVE ENVIRONMENT IN THE MEXICAN MARKET, AS WELL AS THE MIX OF PUBLIC AND PRIVATE PROJECTS UNDER CONSTRUCTION.

     INDUSTRIAL CONSTRUCTION REVENUE DECREASED BECAUSE OF THE MIX OF PROJECTS IN BACKLOG. MOST HAVE BEEN RECENTLY CONTRACTED AND ARE EXPECTED TO CONTRIBUTE TO REVENUE IN FUTURE PERIODS. THE OPERATING MARGIN OF 1.2 PERCENT REFLECTS THE MIX OF PROJECTS, THE COMPETITIVE CONDITIONS IN THE MARKET, ADDITIONAL COSTS RELATED TO THE AES ANDRES PROJECT IN THE DOMINICAN REPUBLIC, AND EXPENSES RELATED TO THE PREPARATION OF BIDS FOR NEW PROJECTS.

     CPC-RODIOs RESULTS, WITH REVENUE OF PS. 419 MILLION AND AN OPERATING MARGIN OF 4.1 PERCENT, REFLECT THE PERFORMANCE OF PROJECTS IN SPAIN AND PORTUGAL.


          (PS. MILLION)
                                  REVENUES   OPERATING RESULT  OPERATING MARGIN
                                                                 (%)
       TOTAL OTHER SEGMENTS
           REAL ESTATE AND HOUSING    151       (3)              N.M.
           INFRASTRUCTURE OPERATIONS  127       15              12.1
           ALSUR                       24       (0)              N.M.
        N.M.  NOT MEANINGFUL

     OTHER SEGMENTS ACCOUNTED FOR 16 PERCENT OF TOTAL REVENUE DURING THE QUARTER. REAL ESTATE AND HOUSING REVENUE REFLECTED A REDUCTION IN REAL ESTATE REVENUE, AS A RESULT OF A LOWER LEVEL OF DIVESTMENT IN THE QUARTER. AT THE SAME TIME, HOUSING INCREASED ITS ACTIVITY, WITH TOTAL SALES OF 437 UNITS, AN INCREASE OF 22 PERCENT COMPARED TO THE SAME PERIOD OF 2002. THE OPERATING RESULT REFLECTS A LOSS IN REAL ESTATE WHICH OFFSET A POSITIVE RESULT IN HOUSING. INFRASTRUCTURE OPERATIONS RESULTS INCLUDE THE SALE OF LAND IN PANAMA AS WELL AS THE OPERATION OF THE ACAPULCO TUNNEL, THE CORREDOR SUR IN PANAMA, AND THE PARKING GARAGES. ALSUR REGISTERED A DECREASE IN ACTIVITY DUE TO THE SALE OF THE VERACRUZ GRAIN TERMINAL.


     CONSTRUCTION BACKLOG

                                   PS. MILLION  MONTHS CONSTRUCTION
                                                 EQUIVALENT*
       BALANCE, 12/31/2002              5,554    10
           NEW CONTRACTS AND
           CONTRACT ENLARGEMENTS       10,382    20
           WORK EXECUTED                1,589     3
       BALANCE, 03/31/2003             14,346    27

       NON CONSOLIDATED BACKLOG **        410     1
       GLOBAL BACKLOG                  14,756    28

     * MONTHS OF WORK BASED ON THE VOLUME OF WORK EXECUTED IN THE FIRST QUARTER 2003.
     ** NON  CONSOLIDATED  BACKLOG  REPRESENTS  ICAs PROPORTION OF THE WORK OF
       UNCONSOLIDATED AFFILIATES.

     ICAs BACKLOG AS OF MARCH 31, 2003 INCREASED BY PS. 10,382 MILLION COMPARED TO THE LEVEL AS OF DECEMBER 31, 2002 AS A RESULT OF NEW PROJECTS. THE NEW PROJECTS INCLUDED IN BACKLOG ARE: THE EL CAJON HYDROELECTRIC PROJECT IN NAYARIT (PS. 8,052 MILLION, INCLUDING BOTH WORK AND FINANCIAL COST), THE CHINCOTEPEC OIL FIELD DEVELOPMENT IN VERACRUZ (PS. 1,336 MILLION), AND NEW CONTRACTS IN SPAIN AND PORTUGAL (PS. 381 MILLION), PRINCIPALLY.

     DURING THE FIRST DAYS OF APRIL, THE COMPANY  CANCELLED THE CONTRACT FOR THE
CONSTRUCTION  OF  THE  JOSE LOPEZ  PORTILLO  INTERCHANGE.   THIS  CONTRACT  WAS
SUBSTITUTED  BY ANOTHER  CONTRACT WITH THE SAME CLIENT FOR THE  CONSTRUCTION  OF
BRIDGES AND CONNECTING WORKS FOR THE TEJOCOTAL - NUEVO NECAXA INTERCHANGES, WHICH ARE PART OF THE MEXICO-TUXPAN HIGHWAY. THE SUBSTITUTION RESULTED IN A NET INCREASE OF PS. 52 MILLION IN CONSOLIDATED BACKLOG.

     AT THE END OF THE FIRST QUARTER, PROJECTS IN MEXICO REPRESENTED 96 PERCENT OF THE TOTAL BACKLOG, AND PUBLIC SECTOR CLIENTS REPRESENTED 82 PERCENT OF THE TOTAL.

     BALANCE SHEET
       (PS. MILLION; END OF PERIOD)

                                                   1Q2002   1Q2003   CHANGE (%)
       CURRENT ASSETS                               6,780    6,370    (35)
           OF WHICH: CASH AND CASH EQUIVALENTS      3,623    2,378    (34)
       LONG TERM INVESTMENTS                        5,203    4,717     (9)
       PROPERTY, PLANT AND EQUIPMENT                2,011    1,278    (37)
       OTHER LONG TERM ASSETS                       1,054    1,352     28
       TOTAL ASSETS                                17,913   13,595    (24)

       CURRENT LIABILITIES                          8,745    6,797    (22)
       LONG TERM LIABILITIES                        4,074    3,050    (25)
       SHAREHOLDERS EQUITY                          5,094    3,749    (26)
       TOTAL LIABILITIES AND EQUITY                17,913   13,595    (24)

     AS OF MARCH 31, 2003, ICA HAD CASH AND EQUIVALENTS OF PS. 2,378 MILLION, A REDUCTION OF PS. 1,244 MILLION COMPARED TO THE PS. 3,623 MILLION IN THE SAME PERIOD OF 2002. OF THIS, 80 PERCENT IS IN ICAs SUBSIDIARIES ICA FLUOR DANIEL AND RODIO; PAYMENT OF DIVIDENDS BY THESE SUBSIDIARIES REQUIRES THE APPROVAL OF ICAs JOINT-VENTURE PARTNERS. REMAINING CASH IS LARGELY HELD IN OTHER OPERATING SUBSIDIARIES. CLIENT ADVANCES REPRESENT 36 PERCENT OF THE TOTAL CASH.

     ACCOUNTS RECEIVABLE WERE PS. 1,811 MILLION AT THE END OF THE FIRST QUARTER OF 2003, 22 PERCENT BELOW THE PS. 2,333 MILLION OF THE SAME PERIOD OF 2002, AS A RESULT OF IMPROVEMENTS IN THE PROCESSES OF ESTIMATING, BILLING, AND COLLECTIONS, AS WELL AS THE REDUCTION IN WORK VOLUMES.

     THE 9 PERCENT REDUCTION IN LONG TERM ASSETS RESULTED FROM THE DIVESTMENT OF SUBSIDIARIES AND LONG TERM NON-STRATEGIC ASSETS, AS WELL AS THE SALE OF REAL ESTATE ASSETS, PRINCIPALLY LAND AND BUILDINGS LOCATED IN CANCUN, QUERETARO, AND MEXICO CITY.

     DIVESTMENTS

     DURING THE FIRST QUARTER OF 2003, ICA CARRIED OUT DIVESTMENTS OF PS. 61 MILLION, WHICH PRIMARILY REFLECTS SALE OF A BUILDING AND MACHINERY. RESOURCES FROM DIVESTMENTS HAVE BEEN APPLIED TO REDUCE DEBT AND, TO A LESSER EXTENT, FOR GENERAL CORPORATE PURPOSES.

     DEBT

     TOTAL DEBT AS OF DECEMBER 31, 2002 WAS PS. 4,847 MILLION, A REDUCTION OF PS. 553 MILLION, OR 10 PERCENT, COMPARED TO THE SAME PERIOD OF 2002. OF TOTAL DEBT, 41 PERCENT IS OWED BY ICA SUBSIDIARIES OR IS PROJECT FINANCE, AND THE BALANCE IS HOLDING COMPANY DEBT.

       (PS. MILLION)                 1Q2002   1Q2003
       SHORT TERM DEBT                1,644    2,104
       LONG TERM DEBT                 3,756    2,743
       TOTAL DEBT                     5,400    4,847
       % OF DEBT IN FOREIGN CURRENCY    63%      47%

     AS OF MARCH 31, 2003, ICA RECLASSIFIED US 96.3 MILLION OF ITS OUTSTANDING CONVERTIBLE BOND FROM LONG TERM TO SHORT TERM. 43 PERCENT OF ICAs DEBT MATURES IN LESS THAN ONE YEAR; 25 PERCENT IS SECURITIES DEBT; AND 47 PERCENT IS DENOMINATED IN FOREIGN CURRENCY, PRINCIPALLY DOLLARS.

     LIQUIDITY AND FINANCIAL RATIOS

     THE CURRENT RATIO (CURRENT ASSETS/CURRENT LIABILITIES) AS OF THE END OF THE FIRST QUARTER OF 2003 WAS 0.92, COMPARED TO 1.10 IN THE SAME PERIOD OF 2002. THE REDUCTION WAS THE RESULT, PRINCIPALLY, OF THE RECLASSIFICATION OF THE SUBORDINATED CONVERTIBLE BOND DUE MARCH 2004 FROM LONG TO SHORT TERM. ICA IS EVALUATING ITS OPTIONS WITH RESPECT TO THIS SUBORDINATED CONVERTIBLE BOND.

     THE INTEREST COVERAGE RATIO (EBITDA/INTEREST EXPENSE) WAS 0.91, COMPARED TO
0.89 IN THE SAME PERIOD OF 2002.  ICAs LEVERAGE RATIO (TOTAL  DEBT/EQUITY)  WAS
1.29 IN THE FIRST QUARTER, COMPARED TO 1.06 IN THE SAME PERIOD OF 2002.




     IN THE FIRST QUARTER, ICA WAS AWARDED THE EL CAJON HYDROELECTRIC PROJECT, WHICH ADDED PS. 8,052 MILLION TO BACKLOG AT MARCH 31, 2003. ICA HAS OBTAINED BRIDGE FINANCING TO FUND THE INITIAL PORTION OF THE COST OF PROJECT, AND IS CURRENTLY SEEKING THE FINANCING TO COMPLETE CONSTRUCTION. THE FINANCING OBTAINED THUS FAR, AND THE FINANCING ICA EXPECTS TO OBTAIN, WILL FUND ONLY CONSTRUCTION AND FINANCIAL COSTS RELATING TO THE PROJECT. ACCORDINGLY, ICA DOES NOT EXPECT THE EL CAJON PROJECT TO GENERATE FREE CASH FLOW UNTIL ITS COMPLETION AND
DELIVERY TO THE CLIENT. THE EL CAJON PROJECT WILL REQUIRE THE USE OF CASH RESOURCES AND THE PLEDGING OF ASSETS AS COLLATERAL TO SECURE GUARANTEES AND PERFORMANCE BONDS. THIS WILL REDUCE ICAs CASH AND ASSETS AVAILABLE FOR DISPOSITION AND FURTHER STRAIN LIQUIDITY IN THE SHORT TERM.



     SUBSEQUENT EVENT

     THE COMPANY APPOINTED JP MORGAN SECURITIES, INC. AS ITS FINANCIAL ADVISOR FOR THE DEVELOPMENT AND EXECUTION OF A DEBT RESTRUCTURING STRATEGY. THIS STRATEGY IS DESIGNED TO RESTRUCTURE ICAs DEBT, INCLUDING THE SUBORDINATED CONVERTIBLE BOND DUE IN 2004, TO MAKE DEBT SERVICE CONSISTENT WITH THE COMPANYs MEDIUM TERM BUSINESS PERSPECTIVES.

     FINANCIAL  INFORMATION  IS  UNAUDITED  AND IS PREPARED IN  ACCORDANCE  WITH
MEXICAN GAAP. FIGURES ARE PRESENTED IN MEXICAN PESOS (PS.) OF MARCH 31, 2003 PURCHASING POWER. THE EXCHANGE RATE USED FOR THE CONVERSION OF AMOUNTS AT MARCH 31, 2003 WAS PS. 10.76 PER US DOLLAR.

     THIS RELEASE MAY CONTAIN PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS RELATED TO ICA THAT INVOLVE RISKS AND UNCERTAINTIES. READERS ARE CAUTIONED THAT THESE STATEMENTS ARE ONLY PREDICTIONS AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE RESULTS OR EVENTS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY AND ADVERSELY INCLUDE, BUT ARE NOT LIMITED TO: CHANGES IN GENERAL ECONOMIC, BUSINESS OR POLITICAL OR OTHER CONDITIONS IN MEXICO OR CHANGES IN GENERAL ECONOMIC OR BUSINESS CONDITIONS IN LATIN AMERICA, CHANGES IN CAPITAL MARKETS IN GENERAL THAT MAY AFFECT POLICIES OR ATTITUDES TOWARDS LENDING TO MEXICO OR MEXICAN COMPANIES, INCREASED COSTS, UNANTICIPATED INCREASES IN FINANCING AND OTHER COSTS OR THE INABILITY TO OBTAIN ADDITIONAL DEBT OR EQUITY FINANCING ON ATTRACTIVE TERMS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY ICA WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT FILING ON FORM 20-F WHICH IDENTIFIES IMPORTANT RISK FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION AVAILABLE TO ICA ON THE DATE HEREOF, AND ICA ASSUMES NO OBLIGATION TO UPDATE SUCH STATEMENTS.


       SIFIC / ICS
       STOCK EXCHANGE CODE: ICA
       EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
       ANNEX 2
       FINANCIAL STATEMENT NOTES


     1. BASIS OF PRESENTATION AND CONSOLIDATION

     ICAs FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH MEXICAN GAAP. CERTAIN DISCLOSURES TO FINANCIAL STATEMENTS HAVE BEEN SUMMARIZED WITH RESPECT TO AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002. CONSEQUENTLY, THE READING AND ANALYSIS OF FINANCIAL STATEMENTS MUST BE MADE IN COMBINATION WITH ANNUAL FINANCIAL STATEMENTS.

     FINANCIAL STATEMENTS OF THOSE COMPANIES IN WHICH ICA OWNS (OR EFFECTIVELY CONTROLS) MORE THAN 50% OF THE CAPITAL STOCK ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS.

     ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

     2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES A) ACCOUNTING METHOD FOR THE TREATMENT OF THE EFFECTS OF INFLATION

     THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY RECOGNIZE THE EFFECTS OF INFLATION IN ACCORDANCE WITH BULLETIN B-10 INTEGRATED "RECOGNITION OF THE EFFECTS OF INFLATION IN FINANCIAL INFORMATION" (BULLETIN B-10), ISSUED BY THE IMCP. BULLETIN B-10, REQUIRES THE RESTATEMENT OF ALL COMPARATIVE FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS AS OF THE DATE OF THE MOST RECENT BALANCE SHEET PRESENTED.

     REPAIRS / MATERIALS INVENTORIES AND COST OF SALES ARE VALUED AT THE COST OF THE MOST RECENT INVENTORY ACQUISITIONS DURING THE PERIOD, OR AT THE OLDEST PRODUCTION COST WITHOUT EXCEEDING THE NET REALIZABLE VALUE. THE COST OF SALES IS DETERMINED USING THE PRICE OF THE MOST RECENT INVENTORY ACQUISITION PRIOR TO CONSUMPTION DATE, OR AT THE OLDEST PRODUCTION COST AT THE TIME OF SALE.

     REAL ESTATE INVENTORIES ARE RESTATED USING THE SPECIFIC COST METHOD BASED ON NET REPLACEMENT COST DETERMINED BY INDEPENDENT APPRAISERS, WHICH IS SIMILAR TO THE MARKET VALUE. BASED ON APPRAISALS MADE BY INDEPENDENT APPRAISERS

     PROPERTY, PLANT AND EQUIPMENT AND CONCESSIONED PROJECTS ARE RESTATED USING THE NCPI AND/OR THE NCPI OF THE COUNTRY OF ORIGIN FOR FOREIGN-SOURCED PROPERTY, PLANT AND EQUIPMENT.

     FINANCING COSTS INCURRED DURING THE CONSTRUCTION AND INSTALLATION OF BUILDINGS AND MACHINERY AND EQUIPMENT ARE CAPITALIZED AND ADJUSTED FOR INFLATION AS MEASURED BY THE NCPI. EXPENSES FOR RENEWALS AND IMPROVEMENTS, WHICH EXTEND USEFUL LIVES, ARE ALSO CAPITALIZED.

     INVESTMENTS IN AFFILIATED COMPANIES ARE STATED USING THE EQUITY METHOD WHICH INCLUDES COST PLUS THE COMPANY'S EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) AFTER ACQUISITIONS ADJUSTED FOR THE EFFECTS OF INFLATION ON EQUITY. THE ADJUSTMENT FOR THE EFFECTS OF INFLATION ON EQUITY IS INHERENT IN THE EQUITY METHOD AS THE INVESTEE'S FINANCIAL STATEMENTS ARE ALSO PREPARED IN ACCORDANCE WITH BULLETIN B-10.

     B) CASH EQUIVALENTS

     CASH EQUIVALENTS ARE STATED AT THE LOWER OF ACQUISITION COST PLUS UNCOLLECTED CASH PROCEEDS, OR ESTIMATED REALIZABLE VALUE, AND CONSIST PRIMARILY OF TIME DEPOSITS WITH ORIGINAL MATURITIES OF NINETY DAYS OR LESS.

     C) ACCOUNTING FOR CONSTRUCTION CONTRACTS

     CONSTRUCTION CONTRACTS ARE ACCOUNTED FOR USING THE PERCENTAGE-OF-COMPLETION METHOD OF ACCOUNTING AND, THEREFORE, TAKE INTO ACCOUNT THE REVENUES, COSTS, AND ESTIMATED EARNINGS TO DATE AS CONTRACT ACTIVITY PROGRESSES. REVENUES ARE RECOGNIZED FROM CONTRACTS BASED ON UNITS-OF-WORK PERFORMED AND ARE SUBJECT TO PRICE INCREASE CLAUSES. CHANGES IN JOB PERFORMANCE AND ESTIMATED PROFITABILITY, INCLUDING THOSE ARISING FROM PREMIUMS DERIVED FROM ADVANCE PROJECT CONCLUSION, CONTRACT PENALTY PROVISIONS AND FINAL CONTRACT SETTLEMENTS, MAY RESULT IN REVISIONS TO REVENUES AND ARE RECORDED IN PERIODS IN WHICH THE REVISIONS ARE DETERMINED.

     THE  TIMING OF REVENUE  RECOGNIZED  IS NOT  NECESSARILY  RELATED TO AMOUNTS
BILLABLE TO CUSTOMERS UNDER THE TERMS OF THE VARIOUS CONTRACTS. MANAGEMENT PERIODICALLY EVALUATES THE FAIRNESS OF ACCOUNTS RECEIVABLE. ADDITIONAL ALLOWANCES FOR BAD DEBT MAY BE CREATED IN CASES OF AN INDICATION OF COLLECTION

     DIFFICULTIES, AND ARE RECORDED TO THE RESULTS OF THE YEAR IN WHICH THE ALLOWANCES ARE CREATED. THE ESTIMATE FOR SUCH RESERVE IS DETERMINED BASED ON MANAGEMENTs BEST JUDGMENT IN ACCORDANCE WITH PREVAILING CIRCUMSTANCES AT THAT TIME.

     CONTRACT COSTS INCLUDE ALL DIRECT LABOR AND MATERIALS, SUBCONTRACTORS AND OTHER INITIAL COSTS OF THE PROJECT AND ALLOCATIONS OF INDIRECT COSTS. MANAGEMENT PERIODICALLY EVALUATES THE FAIRNESS OF ESTIMATES USED TO DETERMINE PERCENTAGE-OF-COMPLETION. IF, AS A RESULT OF SUCH EVALUATION, IT BECOMES
APPARENT THAT ESTIMATED COSTS ON NONCOMPLETED CONTRACTS EXCEED EXPECTED REVENUES, A PROVISION FOR ESTIMATED LOSSES IS RECORDED IN THE PERIOD IN WHICH SUCH LOSSES ARE DETERMINED.

     D) FOREIGN CURRENCY TRANSACTIONS

     FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EXCHANGE RATE IN EFFECT AT THE DATE OF THE TRANSACTION. BALANCES OF MONETARY ASSETS AND LIABILITIES ARE ADJUSTED MONTHLY AT THE MARKET RATE IN EFFECT. EXCHANGE RATE FLUCTUATIONS ARE TAKEN INTO INCOME CURRENTLY.

     E) FOREIGN CURRENCY TRANSLATION OF SUBSIDIARIES FINANCIAL STATEMENTS

     IN ACCORDANCE WITH BULLETIN B-15 THE COMPANY'S FOREIGN SUBSIDIARIES ARE CONSIDERED TO BE INDEPENDENT FROM THE OPERATIONS OF THE COMPANY. EXCHANGE RATE DIFFERENCES GENERATED BY THE TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES THAT ARE NOT AN EXTENSION OF THE COMPANYs OPERATION ARE PRESENTED IN STOCKHOLDERS EQUITY UNDER THE "EXCESS (INSUFFICIENCY) FROM RESTATEMENT OF STOCKHOLDERs EQUITY".

     F) INVESTMENT IN CONCESSIONS

     FROM 1991 TO 1996, THE COMPANY ACCOUNTED FOR CONCESSION ACTIVITIES THAT MET CERTAIN REQUIREMENTS IN CONFORMITY WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 71, "ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION" (SFAS NO. 71) AS PERMITTED BY BULLETIN A-8 SUPPLEMENTAL APPLICATION OF INTERNATIONAL ACCOUNTING STANDARDS THAT IN ACCORDANCE WITH THE TERMS OF THE CONCESSION AGREEMENTS THAT WERE GRANTED TO THE COMPANY DURING THAT PERIOD, FULFILLED THE FOLLOWING REQUIREMENTS IN ACCORDANCE WITH SFAS 71:

     AS REQUIRED BY SFAS NO. 71, THE REGULATED CONCESSION ACTIVITIES MET THE FOLLOWING CRITERIA:

     (1) THE REGULATED REVENUES (TOLLS TO BE COLLECTED OVER THE TERM OF THE CONCESSION) ARE ESTABLISHED BY AN INDEPENDENT THIRD-PARTY REGULATOR. (2) THE TOLLS ARE DESIGNED TO RECOVER THE SPECIFIC COSTS OF THE REGULATED CONCESSION.
(3) IT IS REASONABLE TO ASSUME THAT SUCH TOLLS CAN BE COLLECTED.

     REVENUES AND PROFITS ON CONSTRUCTION CONTRACTS WITH THE REGULATED CONCESSION SUBSIDIARY, RECOGNIZED BY THE CONSTRUCTION SUBSIDIARY, ARE NOT ELIMINATED IN CONSOLIDATION. PROVISIONS FOR ESTIMATED LOSSES ON SUCH CONTRACTS ARE RECORDED IN THE PERIOD IN WHICH SUCH LOSSES ARE DETERMINED.

     OF NOT BEING GIVEN THE CONDITIONS IN THE CONCESSIONS THAT EXISTED IN THE PERIOD IN WHICH THE REQUIREMENTS OF SFAS 71 WERE APPLIED, THE COMPANY CONSIDERS DIFFICULT TO APPLY THIS PRONOUNCEMENT FOR FUTURE CONCESSIONS.

     INVESTMENT IN CONCESSIONED PROJECTS IS AMORTIZED DURING THE CONCESSION PERIOD. REVENUES FROM THE OPERATION OF CONCESSION PROJECTS ARE RECOGNIZED AS CONCESSION REVENUES.

     THE COMPANY EVALUATES LONG-LIVED ASSETS AND CERTAIN IDENTIFIABLE INTANGIBLES FOR IMPAIRMENT WHENEVER EVENTS OR CHANGES IN CIRCUMSTANCES INDICATE THAT THE CARRYING AMOUNT OF THE ASSET MAY NOT BE RECOVERABLE. MEASUREMENT OF IMPAIRMENT IS DETERMINED BASED ON THE DIFFERENCE BETWEEN CARRYING VALUE AND ESTIMATED FAIR VALUE. THE APPROACH TO CALCULATE THE ESTIMATED FAIR VALUE IS DETERMINED BASED ON THE PARTICULAR CIRCUMSTANCES OF THE CONCESSIONS, MACHINERY AND EQUIPMENT AND INTANGIBLES.

     THE CONCESSION INVESTMENTS TO BE SOLD OR DISPOSED OF IN THE NEAR FUTURE, ARE RECOGNIZED ON THE ESTIMATED NET REALIZABLE AMOUNT APPLYING ACCEPTED VALUATION TECHNIQUES LIKE THE PRESENT VALUE OF FUTURE CASH FLOWS EXPECTED, OR IN ACCORDANCE WITH FORMAL OFFER OF THE BUYER.

     3.- DEBT SECURITIES

     ON MARCH 2001 A SUBSIDIARY OF ICA ISSUED ORDINARY SHARE CERTIFICATES FOR AN AMOUNT OF PS.180,000 MATURING IN 2016 WHICH ARE PAYABLE SEMI-ANNUALLY, STARTING FROM SEPTEMBER 2001. INTERESTS ARE PAYABLE SEMI-ANNUALLY BEARING AN INTEREST RATE OF UDI PLUS 9.5%.

     DURING THE YEAR 2002, THE COMPANY ACQUIRED U.S. 73.1 MILLION OF CONVERTIBLE DEBENTURES, MATURING ON MARCH 2004, BEARING AN ANNUAL COUPON AT A RATE OF 5%. AT MARCH 31, 2003 THE OUTSTANDING AMOUNT OF DEBT IS 96.3 MILLION DOLLARS.

     IN DECEMBER 2002, THE COMPANY INCURRED LONG-TERM DEBT COLLATERALIZED AND SECURED BY ASSETS OF THE COMPANY, FOR PS. 1,183 MILLION, WITH MATURITY IN MAY 2012, AND PAYABLE ANNUALLY.

     4.- CONTINGENCY LIABILITIES

     MALLA VIAL IN  COLOMBIA.- ON NOVEMBER 30, 2000 AN  ARBITRATION  TRIBUNAL IN
BOGOTA, COLOMBIA   RESOLVED  THE  FIRST   ARBITRATION   CLAIM  CONCERNING  THE
INTERPRETATION OF A CONTRACT FOR THE REFURBISHMENT OF THE MALLA VIAL DE SANTA FE DE BOGOTA, BETWEEN INGENIEROS CIVILES ASOCIADOS, S.A. DE C.V. ("ICASA"), A SUBSIDIARY OF THE COMPANY, AND THE CAPITAL DISTRICT OF BOGOTA (THE "DISTRICT"). THE ARBITRATION AWARD FOUND THAT THE DISTRICT WAS RESPONSIBLE FOR THE DAMAGES SUFFERED BY ICASA DERIVED FROM UNFORESEEN AND UNFORESEEABLE EVENTS NOT IMPUTED TO ICASA IN ITS PERFORMANCE OF THE CONTRACT THAT RESULTED IN THE DISRUPTION OF THE ECONOMIC BALANCE OF THE CONTRACT. THE ARBITRATION TRIBUNAL ORDERED THE DISTRICT TO REIMBURSE ICASA FOR ITS COSTS. THE ARBITRATION TRIBUNAL ALSO REQUIRED THE DISTRICT TO PAY ICASA FOR THE PROFIT EXPECTED TO BE EARNED DURING THE MONTHS OF JANUARY TO MAY 1999, PRESENT VALUE.

     IN ITS AWARD, THE ARBITRATION TRIBUNAL OFFSET THE CLAIMS OF THE PARTIES AND FOUND THAT THE DISTRICT OWED ICASA A NET AMOUNT OF 24,216 MILLION COLOMBIAN PESOS (APPROXIMATELY U.S. $8.4 MILLION). THE DISTRICT DID NOT SEEK AN APPEAL OF THE ARBITRATION AWARD; NOR DID IT SEEK ANY ADDITION TO OR CORRECTION OF THE AWARD.

     ON JANUARY 26, 2000, ICASA INITIATED A SECOND ARBITRATION PROCEEDING AGAINST THE DISTRICT FOR DAMAGES THAT RESULTED FROM CHANGES MADE TO THE DESIGN OF THE STREET NETWORK FOLLOWING THE MODIFICATION OF THE CONTRACT BY THE DISTRICT WHICH TOOK EFFECT ON JUNE 28, 1999 AS WELL AS FOR THE AGGRESSIVE AND HOSTILE ACTION UNDERTAKEN BY THE DISTRICT AGAINST ICA THAT BROUGHT ABOUT THE SUSPENSION OF THE WORKS. ICASA IS SEEKING 22,000 MILLION COLOMBIAN PESOS ON DAMAGES (APPROXIMATELY U.S. $7.7 MILLION). IN MARCH 2000, THE DISTRICT COUNTER-CLAIMED FOR 29,000 MILLION COLOMBIAN PESOS, (APPROXIMATELY U.S. $10.1 MILLION), BASED ON DAMAGES ALLEGEDLY CAUSED TO THE DISTRICT AS A RESULT OF THE CONCEPTS ALREADY JUDGED IN THE FIRST ARBITRATION, THE UNAVAILABILITY OF THE STREET NETWORK, AND THE DETERIORATION OF A PART OF THE STREET NETWORK.

     ON APRIL 29, 2002, THE ARBITRATION PANEL RENDERED ITS FINAL DECISION ON ALL THE CLAIMS. THE ARBITRATION PANEL OFFSET THE PARTIES CLAIMS, AND AWARDED IDU A NET AMONUNT OF 5,092,642,293 COLOMBIAN PESOS (APPROXIMATELY U.S. $1.8 MILLION). THE ARBITRATION PANEL ALSO ORDERED THE PARTIES TO TERMINATE THEIR CONTACTUAL RELATIONSHIP.

     SUBSEQUENTLY, IN MAY 2002, THE IDU, AS A RESULT OF THE ARBITRAL DECISION TO TERMINATE THE CONTRACT, ISSUED A RESOLUTION THAT THE MALLA VIAL CONTRACT HAD EXPIRED, AND THAT ICA WAS OBLIGATED TO PAY AN ADDITIONAL INDEMNIFICATION FOR PENALTIES AND FINES AS STIPULATED IN THE CONTRACT.

     IN SEPTEMBER 2002, ICA SUBMITTED A COMPLAINT BEFORE THE ADMINISTRATIVE TRIBUNAL AGAINST THE IDU REQUESTING PAYMENT OF WORK EXECUTED AND COST OVER-RUNS NOT YET PAID, INCLUDING ANY MONETARY ADJUSTMENTS. THE COMPLAINT HAS NOT BEEN REVIEWED BY ANY OF THE ARBITRATION TRIBUNALS. THE APPROXIMATE AMOUNT CLAIMED IS U.S.$2.6 MILLION. ICA IS ALSO REQUESTING THE ADMINISTRATIVE TRIBUNAL SETTLE ALL ACCOUNTS OF PARTIES TO THIS CONTRACT.


     FURTHERMORE, IN NOVEMBER 2002, ICA PRESENTED ANOTHER COMPLAINT BEFORE THE ADMINISTRATIVE TRIBUNAL. IN THIS COMPLAINT, ICA REQUESTED THE ADMINISTRATIVE TRIBUNAL TO FIND THAT THE IDUs EXPIRATION RESOLUTION OF THE CONTRACT AS NULL AND VOID, AND TO AWARD ICA ITS ECONOMIC DAMAGES BECAUSE, THROUGH THE IDU ACTIONS, ICA IS NOW UNABLE TO ENTER INTO CONTRACTS WITH THE COLOMBIAN GOVERNMENT FOR A PERIOD OF FIVE YEARS.

     5.- STOCKHOLDERS EQUITY

     A) AT MARCH 31, 2003, COMMON STOCK CONSISTED OF ONE CLASS OF COMMON SHARES AT NO PAR VALUE,. AND CONSIST OF THE FOLLOWING

                                           SHARES                 AMOUNT

       SUBSCRIBED AND PAID SHARE        621,561,433      PS.      686,928
       SHARES HELD IN TREASURY           71,736,606                79,277
                                        693,298,039      PS.      766,205

     FIXED CAPITAL AMOUNTS TO PS.480,713 AND IT IS REPRESENTED BY 434,971,287 SHARES. VARIABLE CAPITAL MAY NOT BE MORE THAN TEN TIMES FIXED CAPITAL.

     OF THE SHARES HELD IN TREASURY, 17,435,837 ARE RESERVED FOR THE CONVERTIBLE SUBORDINATED DEBENTURES.

     B) AT THE ORDINARY STOCKHOLDERS MEETING HELD ON APRIL 19, 2002 THE STOCKHOLDERS AGREED ON THE APPROVAL AND APPLICATION OF THE RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001; AT THE ORDINARY STOCKHOLDERS MEETINGS HELD ON APRIL 2, 2001, THE STOCKHOLDERS AGREED ON THE APPROVAL AND APPLICATION OF THE RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000. ALSO, THE STOCKHOLDERS AGREED TO CARRY THE YEAR LOSS OBTAINED ON THE YEAR ENDED DECEMBER 31, 2000 FOR AN AMOUNT OF PS.(1,548,424) AND THE RESULT DUE TO HOLDING NONMONETARY ASSETS FOR PS.(346,525) AGAINST THE CUMULATIVE RESTATEMENT OF COMMON STOCK AND THE RATAINED EARNING (NOMINAL VALUES).

     C) AT THE ORDINARY STOCKHOLDERS MEETING HELD ON MARCH 31, 2000, THE STOCKHOLDERS AGREED TO ESTABLISH AN EMPLOYEE STOCK OPTION PLAN. 15,420,000 SHARES ACQUIRED UNDER THE COMPANYs STOCK REPURCHASE PLAN WERE CANCELLED, BY REDUCING AUTHORIZED VARIABLE CAPITAL BY A NOMINAL AMOUNT OF PS.17,041. ALSO, THE SHAREHOLDERS AGREED TO CANCEL 128,043,079 SHARES ISSUED IN MARCH 1992, BY REDUCING VARIABLE CAPITAL BY A NOMINAL AMOUNT OF PS.141,508 AND BY DECLARING A VARIABLE CAPITAL INCREASE OF FIVE PERCENT OF THE TOTAL OUTSTANDING SHARES (30,910,543 SHARES REPRESENTING AN AMOUNT OF PS.34,161). THIS WAS DONE WITH THE PURPOSE OF HAVING A SUFFICIENT NUMBER OF SHARES FOR THE FOLLOWING TWO YEARS, BOTH FOR THE PURCHASE OF SHARES UNDER THE NEW OPTION PLAN AND FOR THE SHARE BONUS PLAN APPROVED IN 1992 DESIGNED EXCLUSIVELY FOR ICAs MANAGENENT. BOTH PLANS WERE APPROVED UNDER ARTICLE 16 BIS 8 OF THE MEXICAN SECURITIES MARKET LAW.

     BASED ON THE ANNOUNCEMENT MADE ON APRIL 7, 2000, SHARES WERE OFFERED TO STOCKHOLDERS PURSUANT TO THE EXERCISE OF THEIR PRE-EMPTIVE RIGHTS FOR A TERM OF 15 NATURAL DAYS, ENDING APRIL 22, 2000, AT A QUOTED MARKET PRICE OF PS.3.75 PER SHARE (PRICE AS OF MARCH 30, 2000). UNSUBSCRIBED SHARES WILL BE MAINTAINED IN TREASURY. IN CASE SHARES ARE PARTIALLY OR TOTALLY SUBSCRIBED BY THE STOCKHOLDERS, THE MEETING AUTHORIZED AN ADDITIONAL AMOUNT OF 5% IN ORDER TO HAVE SUFFICIENT SHARES, BOTH FOR THE OPTIONS PLAN AND FOR THE SHARES PLAN ABOVE MENTIONED.

     UNDER THE NEW OPTION PLAN, ICAs EMPLOYEES ARE ABLE TO ACQUIRE THE SHARES IN TREASURY AT THE QUOTED MARKET PRICE OF THE DAY BEFORE THE GRANT DATE, WHICH MAY NOT BE LOWER THAN PS.3.75 PER SHARE. THE TERM FOR EXERCISING THE OPTION WILL BE 7 YEARS. SHARES OBTAINED THROUGH OPTIONS MAY ONLY BE SOLD IN MEXICO THROUGH THE MEXICAN STOCK EXCHANGE, BY FOLLOWING THE MEXICAN LAW PROVISIONS RELATED TO CONFIDENTIAL INFORMATION.

     THE MAXIMUM ANNUAL AMOUNT OF OPTIONS FOR PURCHASE OF SHARES THAT MAY BE GRANTED MAY NOT EXCEED A 1.5% OF THE TOTAL AMOUNT OF OUTSTANDING SHARES AT DECEMBER 31 OF THE PREVIOUS YEAR.

     THE OPTION PLAN WILL BE EFFECTIVE FOR TEN YEARS AND THE BOARD OF DIRECTORS MAY MODIFY OR SUSPEND IT, DEPENDING ON MARKET CONDITIONS.

     DURING 2002 AND 2001, UNDER THIS PLAN, OPTIONS WERE GRANTED TO ICAs EMPLOYEES TO BUY 8,087,866 AND 9,323,417, SHARES AT A PRICE OF PS.3.88 AND PS.3.75 PER SHARE, RESPECTIVELY. AT DECEMBER 31, 2002, THERE WERE NO AVAILABLE SHARES TO GRANT UNDER THE PLAN, AND NO OPTIONS AT THAT DATE HAVE BEEN EXERCISED. AS OF DECEMBER 31, 2002 AND 2001, 9,166,194 AND 6,089,787 OPTION WERE FORFEITED. THE NUMBER OF OUTSTANDING OPTION AT DECEMBER 31, 2002 AND 2001 WAS 17,518,252 AND 12,506,796, RESPECTIVELY.

     D) ACCORDANCE WITH THE ORDINARY STOCKHOLDERS' MEETING HELD ON MARCH 31, 2000, THE BOARD OF DIRECTORS AGREED ON APRIL 24, 2000 TO (ALL NOMINAL VALUES):

     DECREASE UNSUBSCRIBED COMMON STOCK BY 3,350,575 SHARES, FROM A TOTAL SHARE AMOUNT OF 30,910,543 HELD IN TREASURY ON MARCH 31, 2000.

     INCREASE VARIABLE CAPITAL IN AN AMOUNT OF PS.3,705 (PS.8,860 ADDITIONAL PAID-IN CAPITAL) REPRESENTED BY 3,350,575 SHARES.

     E) STOCKHOLDERS EQUITY, EXCEPT RESTATED PAID-IN CAPITAL AND TAX RETAINED EARNINGS, WILL BE SUBJECT TO A 35% DIVIDEND TAX, AT THE BEGINNING OF THE YEAR 2003, THE TAX DIVIDEND WILL DECREASE BY 1% EACH YEAR UNTIL IT REACHES THE RATE OF 32% IN YEAR 2005. ANY INCOME TAX PAID IN 2002 ON SUCH DISTRIBUTION MAY BE CREDITED AGAINST FUTURE INCOME TAX PAYABLE BY THE COMPANY IN THE THREE FISCAL YEARS FOLLOWING.

     F) AT MARCH 31, 2003 SHAREHOLDERS EQUITY OF MAJORITY INTEREST AT HISTORICAL AND RESTATED VALUES WERE AS FOLLOWS:

                                           HISTORICAL   RESTATEMENT     TOTAL

       COMMON STOCK                           686,928     846,681     1,533,609
       ADDITIONAL PAID IN CAPITAL           1,585,975   2,930,790     4,516,765
       RESERVE FOR REPURCHASE OF SHARES     1,433,229          --     1,433,229
       RETAINED EARNINGS                   (4,998,479)  1,380,337    (3,618,142)
       INSUFFICIENCY FROM RESTATEMENT
        OF CAPITAL                                 --    (293,441)     (293,441)

                                           (1,292,347)  4,864,367     3,572,020

     6.- RESERVE FOR THE REPURCHASE OF SHARES

     A RESERVE FOR REPURCHASE OF SHARES WAS CREATED FOR AN AMOUNT OF PS.50,000 (PAR VALUE) BY CHARGING UNAPPROPRIATED PROFITS. THE C.N.B.V. AUTHORIZED THE TEMPORARY ACQUISITION IN THE MARKET OF ITS SHARES FOR AN AMOUNT OF PS.35,000.

     AT THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS MEETINGS HELD ON APRIL 3, 1998 AND SEPTEMBER 17, 1998 THE STOCKHOLDERS AGREED TO INCREASE THE RESERVE FOR REPURCHASE OF SHARES IN AN AMOUNT OF PS.100,000 (PAR VALUE) AND PS.1,350,000 (PAR VALUE), RESPECTIVELY, BY CHARGING UNAPPROPRIATED PROFITS, TO LEAVE AN AMOUNT OF PS.1,500,000 (PAR VALUE).

       7.- FINANCING COST

                                      TOTAL    CAPITALIZED  (INCOME) LOSS

       INTEREST EXPENSE               155,194     8,906      146,288
       INTEREST INCOME                (42,101)     (124)     (41,977)
       EXCHANGE LOSS (GAIN) NET        34,706     1,450       33,256
       GAIN FROM MONETARY POSITION    (22,403)   (1,443)     (20,960)
       TOTAL                          125,396     8,789      116,607


     8.- INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT STATUTORY PROFIT SHARING

     A) ICA INCURRED CONSOLIDATED INCOME TAX AND ASSET TAX IN PROPORTION TO THE HOLDING COMPANYs OWNERSHIP OF THE VOTING SHARES OF ITS SUBSIDIARIES. EFFECTIVE JANUARY 1, 2002, 60% OF THE COMPANYs OWNERSHIP INTEREST IN THE TAX RESULTS OF ITS SUBSIDIARIES ARE CONSOLIDADTED FOR TAX PURPOSES.


     PROVISIONAL PAYMENTS OF INCOME TAXES AND TAX ON ASSETS OF BOTH THE COMPANY AND ITS SUBSIDIARIES ARE MADE AS IF THE COMPANY DID NOT FILE A CONSOLIDATED TAX RETURN.



     B) AS OF MARCH 31, 2003, INCOME TAX, ASSET TAX AND EMPLOYEE STATUTORY PROFIT SHARING PROVISIONS ARE AS FOLLOWS:
INCOME TAX:
CURRENT           (890)
DEFERRED          107,702
ASSET TAX                 106,812

EMPLOYEE STATUTORY PROFIT-SHARING:
CURRENT           (1,870)
DEFERRED          4,983
                  3,113


     C) IN ACCORDANCE WITH MEXICAN TAX LAW TAX LOSSES, RESTATED WITH THE NCPI, MAY BE CARRIED FORWARD FOR A PERIOD OF TEN YEARS, STARTING FROM THE YEAR THEY WERE GENERATED.

     D) AT DECEMBER 31, 2002 THE COMPANY HAS CONSOLIDATED ASSET TAX CREDITS OF PS.1,896,082, WHICH EXPIRE FROM IN 2006 THROUGH 2012 AND TAX LOSS CARRYFORWARDS FOR AN AMOUNT OF PS.2,267,820, WHICH EXPIRE FROM 2009 THROUGH 2012.


9.-   EXTRAORDINARY ITEMS                   (N/A)



     10.- EFFECTS AT THE BEGINNING OF THE PERIOD FOR CHANGES IN ACCOUNTING PRINCIPLES ( N/A )

11.- MONTHLY NET RESULTS (HISTORICAL AND RESTATED)

             MONTHLY                                             RESTATED
             NET           CUMULATIVE          ENDING BEFINNING  MONTHLY
   2002      RESULTS       NET RESULTS         FACTOR  FACTOR    RESULTS
APRIL       (161,455)        (161,455)         1.0492  1.0055   (169,182)
MAY         (122,927)        (284,382)         1.0471  1.0020   (128,312)
JUNE        (131,630)        (416,013)         1.0423  1.0046   (135,423)
JULY        (199,351)        (615,364)         1.0390  1.0032   (205,277)
AUGUST      (159,523)        (774,887)         1.0350  1.0038   (161,872)
SEPTEMBER   (157,811)        (932,698)         1.0288  1.0058   (158,056)
OCTOBER     (118,356)      (1,051,054)         1.0243  1.0046   (116,957)
NOVEMBER    (106,435)      (1,157,489)         1.0161  1.0081    (99,167)
DECEMBER    (109,351)      (1,266,840)         1.0117  1.0044   (104,989)
   2003
ENERO        (20,742)      (1,287,582)         1.0076  1.0040    (20,899)
FEBRERO     (156,405)      (1,443,987)         1.0049  1.0028   (157,098)
MARZO        (84,862)      (1,528,849)         1.0000  1.0049    (84,012)

NET RESULTS OF MAJORITY INTEREST LAST TWELVE MONTHS           (1,541,244)


     12.- INFORMATION FOR THE MEXICAN STOCK EXCHANGE REQUESTED IN WRITING ON JULY 10, 1995

     1.- THE COMPANY HAS AN AMERICAN DEPOSITARY RECEIPTS PROGRAM (ADRS),  WHICH
            IS EFFECTIVE

     2.- ORGANIZED MARKETS WITH THEIR RESPECTIVE COUNTRIES ARE AS FOLLOWS:

         NEW YORK STOCK EXCHANGE                     USA
         MEXICAN STOCK EXCHANGE                      MEXICO
         SEAQ INTERNATIONAL OF THE INTERNATIONAL STOCK EXCHANGE OF THE
             UNITED KINGDOM AND THE REPUBLIC OF IRELAND LTD.

     3.- AN ONLY ONE-SHARE SERIES EXIST, INCORPORATED TO THE PROGRAM.

     4.- SHARES RATIO PER ADR IS 6 TO 1.

     5.- NUMBER OF SHARES SUBSCRIBED TO THE PROGRAM AND PERCENTAGE FROM
            COMMON STOCK AT MARCH 31, 2003 ARE AS FOLLOWS:

         ORIGINALLY:      28,750,000
         NOW :            12,489,266
         PERCENTAGE:           12.06%

     6.- GUARDIAN INSTITUTION OR BANK, FOR CPOS: BANAMEX.

     7.- GUARDIAN INSTITUTION OR BANK, FOR ADRS: BANK OF NEW YORK.




COMISION NACIONAL BANCARIA Y DE VALORES
INSURGENTES SUR 1971 TORRE SUR PISO 7
COL. GUADALUPE INN 01020
MEXICO, D.F. 01020

DEAR SIRS:

     THE UNDERSIGNED, DECLARE UNDER PROTEST TO TELL THE TRUTH THAT ACCORDING TO OUR RESPECTIVES FUNTIONS, WE HAVE PREPARED THE INFORMATION OF EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V. CONTAINED IN THE PRESENT QUARTER REPORT. WHICH, TO OUR KNOWLEDGE AND UNDERSTANDING, PRESENT FAIRLY THE FINANCIAL POSITION, FURTHERMORE, DECLARE THAT WE DO NOT HAVE KNOWLEDGE OF RELEVANT INFORMATION THAT HAD BEEN FAILED OR DISTORTED IN THIS QUARTER REPORT, OR, CONTAINS INFORMATION THAT COULD INDUCE TO ERRORS TO THE INVESTORS.

SINCERELY





ING . BERNARDO QUINTANA
PRESIDENT





DR. JOSE LUIS GUERRERO ALVAREZ
EXECUTIVE VICE PRESIDENT AND FINANCE